02021752

SECUI IMISSION

RECEIVED MAY 30 2002 SEC MAIL PROCESSING SECTION WASH, D.C. 154

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32566

6/7/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/01 (MM/DD/YY) AND ENDING 03/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
EDI FINANCIAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4514 COLE AVENUE, SUITE 760
(No. and Street)

DALLAS	TEXAS	75205
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARTIN PRINZ — 214-528-4090 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GEORGE M. HARRISON, JR., CPA
(Name – *if individual, state last, first, middle name*)

4514 COLE AVENUE, SUITE 802	DALLAS	TEXAS	75205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01)

OATH OR AFFIRMATION

I, MARTIN PRINZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EDI FINANCIAL, INC., as of MARCH 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JANE B. KRAMER
Notary Public, State of Texas
My Commission Expires
May 06, 2006

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

George M. Harrison, Jr.
Certified Public Accountant

4514 Cole Avenue, LB 9
Suite 802
Dallas, Texas 75205-4175
Telephone (214) 559-3690
Fax (214) 526-3979
E-mail: gharrisoncpa@msn.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
EDI Financial, Inc.

I have audited the accompanying statement of financial condition of EDI Financial, Inc. as of March 31, 2002, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EDI Financial, Inc. as of March 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

George M. Harrison, Jr., CPA
Dallas, Texas
May 24, 2002

EDI FINANCIAL, INC.
Statement of Financial Condition
March 31, 2002

ASSETS

Cash and cash equivalents	$	48,752
Clearing deposits		260,009
Commissions receivable		158,291
Securities owned:		
Marketable, at market value		338,860
Other assets:		
Prepaid expenses		2,000
TOTAL ASSETS	$	807,912

The accompanying notes are an integral part of these financial statements.

EDI FINANCIAL, INC.
Statement of Financial Condition
March 31, 2002

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Payable to broker-dealers and clearing organizations	$ 332,357
Securities sold, not yet purchased, at market value	10,803
Accounts payable and accrued expenses	192,900
Income taxes payable	0
TOTAL LIABILITIES	536,060

Stockholders' Equity

Common stock, voting, $1 par value, authorized 20,000 shares, issued and outstanding 17,778 shares	17,778
Common stock, nonvoting, $1 par value, authorized 10,000 shares, issued and outstanding, 1,339 shares	1,339
Additional paid-in capital	322,057
Retained earnings (deficit)	(69,322)
TOTAL STOCKHOLDERS' EQUITY	271,852
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 807,912

The accompanying notes are an integral part of these financial statements.

EDI FINANCIAL, INC.
Statement of Income
For the Year Ended March 31, 2002

Revenue	
Securities commissions	$ 1,947,605
Trading profits	723,960
Other revenue	235,307
TOTAL REVENUE	2,906,872
Expenses	
Compensation and related costs	2,138,920
Clearing charges	259,185
Communications	147,194
Management fees	101,202
Occupancy and equipment costs	83,988
Regulatory fees	32,816
Promotion	40,519
Interest	18,044
Other expenses	100,167
TOTAL EXPENSES	2,922,035
Net income (loss) before income taxes	(15,163)
Provision (refund) for income taxes - current	0
NET INCOME (LOSS)	$ (15,163)

The accompanying notes are an integral part of these financial statements.

EDI FINANCIAL, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended March 31, 2002

	Common Stock - Voting		Common Stock - Nonvoting		Additional Paid-in Capital	Retained Earnings (Deficit)	Total
	Shares	Amount	Shares	Amount			
Balances at March 31,2000	17,778 $	17,778	1,339 $	1,339 $	322,057 $	(54,159) $	287,015
Net income (loss)						(15,163)	(15,163)
Dividends paid						0	0
Balances at March 31, 2001	17,778 $	17,778	1,339 $	1,339 $	322,057 $	(69,322) $	271,852

The accompanying notes are an integral part of these financial statements.

EDI FINANCIAL, INC.
Statement of Cash Flows
For the Year Ended March 31, 2002

Cash flows from operating activities		
Net income (loss)	$	(15,163)
Adjustments to reconcile net income to net cash provided by operating activities:		
Change in assets and liabilities:		
Increase in commissions receivable		(61,874)
Decrease in federal income taxes, recoverable		29,808
Decrease in securities owned (net)		(10,423)
Increase in accounts payable and accured expenses		73,720
Increase in payable to clearing broker-dealer		13,186
Net cash provided (used) by operating activities		29,254
Cash flows from investing activities		
None		0
Cash flows from financing activities		
None		0
Net increase in cash and cash equivalents		29,254
Cash and cash equivalents at beginning of year		19,498
Cash and cash equivalents at end of year	$	48,752

Supplemental Disclosures of Cash Flow Information

Cash paid during the year for:		
Interest	$	18,044
Income taxes	$	0

The accompanying notes are an integral part of these financial statements.

EDI FINANCIAL, INC.
Statement of Changes in Liabilities Subordinated to the Claims of General Creditors
For the Year Ended March 31, 2002

Balance at March 31, 2001	$	0
Increases		0
Decreases		0
Balance at March 31, 2002	$	0

The accompanying notes are an integral part of these financial statements.

EDI FINANCIAL, INC.
Notes to Financial Statements
March 31, 2002

Note 1 - Summary of Significant Accounting Policies

Organization and Nature of Operations

EDI Financial, Inc. (The Company) was organized in April of 1986 as a Texas corporation. The Company is a broker-dealer in securities registered with the Securities Exchange Commission (SEC) under the exemptive provisions of SEC rule 15c3-3 (k)(2)(ii). These provisions require that a clearing broker-dealer handle all funds and securities belonging to the Company's customers. The Company's customers consist primarily of individuals located in Texas.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

Money market funds are reflected as cash equivalents in the accompanying statement if financial condition and for purposes of the statement of cash flows.

Commission Revenue and the Related Compensation

General securities commissions are recorded on the settlement date. Investment company share commissions are recorded when initial subscriptions are funded and when recurring commissions are payable to the Company. Insurance product commissions are recorded when products are funded by the customer. Private and public offering commissions are recorded when subscriptions to offerings are funded.

Commission expense is recorded when the related revenue is recorded.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934 the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

Note 2 - Net Capital Requirements (continued)

At March 31, 2002, the Company had net capital of approximately $235,989 and a minimum net capital requirement of $100,000. The Company's ratio of aggregate indebtedness to net capital was 2.23 to 1. The SEC permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

There were no material inadequacies found to exist in the procedures followed in adhering to the exemptive provisions of SEC rule 15c3-3 (k)(2)(ii). The Company promptly transmits all customer funds and securities to the clearing broker-dealer who carries the customer accounts; therefore, the Company does not have any possession or control of customer funds or securities.

Note 4 - Related Party Transactions

The Company and several other related companies are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The Company incurred management fees of $101,202 to a related party.

Note 5 - Concentration of Credit

The Company is engaged in various brokerage activities in which counter parties primarily include other broker-dealers. In the event the counter parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterpart.

Note 6 - Commitments and Contingent Liabilities

The company is a defendant in a lawsuit filed by one of its customers for alleged mismanagement of investments. The suit asks for actual damages totaling $18,998, punitive damages and attorney fees and costs. The parties have agreed to submit their dispute to binding arbitration but no proceedings have taken place. The company believes the suit is without merit and intends to vigorously defend its position.

EDI FINANCIAL, INC.
Notes to Financial Statements
March 31, 2002

Note 7 - Federal Income Taxes

The Company has available at March 31, 2002, $7,790 of unused operating loss carryforwards that may be applied against future taxable income and that expire in various years from 2021 to 2022.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of March 31, 2002

Schedule I

EDI FINANCIAL, INC.
Compution of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
For the Year Ended March 31, 2002

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital	$	271,852
Deductions and/or charges:		
Non-allowable assets:		
Nonallowable receivable from broker-dealer		(6,361)
Petty cash		(100)
Prepaid expenses		(2,000)
Net capital before haircuts on securities positions		263,391
Haircuts on securities:		
Money market funds and inventory		(27,402)
Net Capital	$	235,989

The preceding notes are an integral part of this supplemental information.

Schedule II

EDI FINANCIAL, INC.
Compution of Basic Net Capital Requirement and Compution of Aggregate Indebtness Under Rule 15c3-1 of the Securities and Exchange Commission For the Year Ended March 31, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	35,017
Minimum dollar net capital requirement of reporting broker or dealer	$	100,000
Net capital requirement (greater of two minimum requirement amounts)	$	100,000
Net capital in excess of required minimum	$	135,989
Excess net capital at 1000%	$	183,463

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate indebtedness items included in statement of financial condition:		
Payable to broker-dealer and clearing organizations	$	332,356
Accounts payable and accrued expenses		192,900
Income taxes payable		0
Total aggregate indebtness	$	525,256
Ratio of aggregate indebtednes to net capital		222.58%

The preceding notes are an integral part of this supplemental information.

Schedule III

EDI FINANCIAL, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of March 31, 2002

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from SEC rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through a clearing broker-dealer on a fully disclosed basis.

The Company's clearing broker-dealers are Southwest Securities, Inc. and First Southwest Company.

The conditions of the exemption from SEC rule 15c3-3 were being complied as of the audit date and no facts came to my attention to indicate that the exemption had not been complied with during the period since last audit.

The preceding notes are an integral part of this supplemental information.

Schedule IV

EDI FINANCIAL, INC.
A Reconciliation of the Computation of Net Captial Under Rule 15c3-1 of the Securities and Exchange Commission As of March 31, 2002

Net capital per company	$	235,989
Net increases		0
Net decreases		0
Net capital per audit	$	235,989

The preceding notes are an integral part of this supplemental information.

Independent Audit's Report on Internal Control As Required by SEC Rule 17a-5

Year Ended March 31, 2002

George M. Harrison, Jr.
Certified Public Accountant

4514 Cole Avenue, LB 9
Suite 802
Dallas, Texas 75205-4175
Telephone (214) 559-3690
Fax (214) 526-3979
E-mail: gharrisoncpa@msn.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
EDI Financial, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of EDI Financial, Inc. (the Company), for the year ended March 31, 2002, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or preform custodial functions related to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objects referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at March 31, 2002 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties..

George M Harrison, Jr., CPA
Dallas, Texas
May 24, 2002